December 30, 2025

VIA EDGAR TRANSMISSION

Kenneth Ellington

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Vericimetry Funds, File Nos. 811-22578 and 333-175410

Dear Mr. Ellington:

On December 23, 2025, you provide oral comments on the Form N-CSR filing for Vericimetry Funds (the “Registrant”) for the year ended September 30, 2025. Below, please find the Registrant’s reponses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1: It appears that Vericimetry U.S. Small Cap Value Fund (the “Fund”) had option contracts transactions during the period ended September 30, 2025. Going forward, please include information that would enable users of its financial statements to understand the volume of its activity in those instruments. (ASC 815-10-501(a)).

Response: The Registrant undertakes to provide additional disclosure in future financial statements of the Fund.

Comment 2: Item 4 of the most recent Form N-CSR filing discloses that all of the audit and non-audit services provided by the Registrant’s principal accountant were pre-approved by the audit committee. This paragraph should describe situations where the preapproval requirement was waived, not where preapproval was obtained. Please confirm that the disclosure is accurate.

Response: The Registrant confirms that its disclosure in Item 4 of Form N-CSR is accurate. Stated otherwise, for the year ended September 30, 2025, there were no services provided by the Registrant’s principal accountant for which pre-approval by the audit committee was waived. The Registrant undertakes to make this disclosure clearer in future filings.

Comment 3: The titles of the individuals signing the certifications contained in the Form N-CSR do not specifically include the titles of the “Principal Executive Officer” and “Principal Financial Officer.” Please confirm in correspondence that the individuals who signed the certifications provided with the filing are the Principal Executive Officer and Principal Financial Officer. Going forward, please confirm that such titles will be included in the signed certifications.

Kenneth Ellington

December 30, 2025

Response: The Registrant confirms that the Registrant’s Principal Executive Officer (Mendel Fygenson) and the Registrant’s Principal Financial Officer (Michael Thill) signed the certifications contained in Form N-CSR and undertakes to use these titles in future filings.

Comment 4: It appears the Form N-CSR filing for the period September 30, 2025 refers to “the Registrant’s most recent fiscal half year”. For the disclosure for Item 4(d) of the certifications, please utilize the exact language provided in Form N-CSR going forward which refers to “the period covered by this report.”

Response: The Registrant undertakes to follow the exact language used in Form N-CSR for future filings.

Comment 5: It appears that the Form N-CSR filing for the period September 30, 2025, uses the incorrect language for the disclosure related to Item 16(b). Please utilize the exact language provided in Form N-CSR going forward.

Response: The Registrant undertakes to follow the exact language used in Form N-CSR for future filings.

If you have any questions or additional comments, please call the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng